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24 March 2000

STANDARD & POOR'S RECOGNISES TELECOM'S STRENGTHS

In re-rating Telecom New Zealand (TCNZ) today credit rating agency Standard & Poor's acknowledged the company's growth strategies and recognised TCNZ's good prospects for the future.

Standard and Poor's said: "TCNZ's still strong credit ratings reflect the company's superior market position . . . which underpins strong cash generating ability, a sensible strategy to diversify its activities into the larger, more competitive and stronger growing Australian market, and moderate financial profile".

The New York based credit rating agency started its review of TCNZ's credit ratings on 15 September last year as a result of TCNZ's takeover bid for Australian telecommunications company AAPT. Standard & Poor's lowered its long term corporate credit rating on TCNZ guaranteed senior unsecured debt issues to A+ from AA. At the same time, TCNZ's short-term rating was moved to A-1 from A-1+.

Standard and Poor's said all of TCNZ's ratings had now been removed from Credit Watch and the ratings outlook for the company is stable. The Standard and Poor's ratings match those assigned to Telecom recently by Moody's Investor Service.

Telecom Chief Financial Officer Jeff White said TCNZ was pursuing strategic growth opportunities in Australia through its investment in AAPT. He noted that TCNZ's investment in AAPT had more than doubled in value, adding more than $1.5 billion of value to the company.

He also re-iterated statements made at the company's half-year earnings announcement; that TCNZ was examining the structure of its various businesses and actively considering several options, including share floats, to make the embedded value of TCNZ's businesses more transparent to investors.

"While we have increased TCNZ's debt profile, our investment in AAPT has proven very successful at increasing the value of the company and some options available to us in future would also increase value while providing TCNZ with fresh equity capital," Mr White said.

"TCNZ has very strong interest cover and we are using our financial strength to help fund growth. We expect that as our growth strategies deliver tangible financial results, Standard and Poor's will reflect that in future ratings," Mr White said.

Standard & Poor's said Telecom "has considerable flexibility to raise equity which, if realised, would improve credit protection measures." Standard & Poor's also said that it "expects TCNZ to continue to focus on cost control, efficiency improvements, and capture a greater share of the growth in higher margin mobile and data services in the short to medium term."